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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                              SYNSORB BIOTECH INC.

                                (Name of Issuer)


                            COMMON STOCK, NO PAR VALUE

                          (Title of Class of Securities)


                                  87160V-10-4

                                 (CUSIP Number)

                               GREGORY B. MATTHEWS
                             400,521-3RD AVENUE S.W.
                            CALGARY, ALBERTA T2P 3T3
                                (403) 263-3653

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    COPY TO:

                                WILLIAM L. BOEING
                              HAYNES AND BOONE, LLP
                        1600 N. COLLINS BLVD., SUITE 2000
                             RICHARDSON, TEXAS 75080
                                 (972) 680-7553

                                DECEMBER 31, 2001

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

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                                   SCHEDULE 13D
CUSIP NO.  87160V-10-4

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Scout Capital Corp.

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [X]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS
     WC

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)    [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Alberta, Canada

                                       (7)  SOLE VOTING POWER
NUMBER OF                                   2,115,317
SHARES
BENEFICIALLY                           (8)  SHARED VOTING POWER
OWNED BY                                    0
EACH
REPORTING                              (9)  SOLE DISPOSITIVE POWER
PERSON WITH                                 2,115,317

                                       (10) SHARED DISPOSITIVE POWER
                                            0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,115,317

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.3%

(14) TYPE OF REPORTING PERSON
     CO

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    This amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by Scout Capital Corp. with the Securities and Exchange Commission on December 31, 2001 (the "Original Filing") relating to the Common Stock of Synsorb Biotech Inc. Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Filing. The main purpose of this amendment is to restate the Common Stock holdings of Scout, which were inadvertently misstated by 55,000 shares in the Original Filing. Except as set forth below, all previous Items of the Original Filing remain unchanged.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The source of the funds used to purchase the Common Stock of Synsorb purchased by Scout was Scout's working capital. The aggregate amount of funds used for the purchases was (Cdn.) $1,251,974 (approximately $784,887 USD based on conversion rates as of the date hereof).

    The source of the funds used to purchase the Common Stock of Synsorb purchased by Geoffrey P. Smith was personal funds. The aggregate amount of funds used for the purchase was (Cdn.) $11,440 (approximately $7,150 USD based on conversion rates as of December 31, 2001).

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

    SCOUT CAPITAL CORP.

         (a) Number of Securities Beneficially Owned: 2,115,317 shares of Common Stock

              Percentage of Class:  5.3%

         (b)  Sole Voting Power: 2,115,317 shares of Common Stock

              Shared Voting Power: 0 shares of Common Stock

              Sole Dispositive Power: 2,115,317 shares of Common Stock

              Shared Dispositive Power: 0 shares of Common Stock

         (c) The transactions made by Scout in the Common Stock in the last 60 days are detailed on Schedule A hereto, which is incorporated herein by this reference.

    GEOFFREY P. SMITH

         (a) Number of Securities Beneficially Owned: 22,000 shares of Common Stock

              Percentage of Class: 0.0% (less than one-tenth of a percent)

         (b)  Sole Voting Power: 22,000 shares of Common Stock

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              Shared Voting Power: 0 shares of Common Stock

              Sole Dispositive Power: 22,000 shares of Common Stock

              Shared Dispositive Power: 0 shares of Common Stock

         (c) The only transaction by Geoffrey P. Smith in the Common Stock in the past 60 days was the open market purchase of 22,000 shares of Common Stock described herein. Such purchase was conducted on December 18, 2001 at a price of (Cdn.) $.52 per share on the Toronto Stock Exchange.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

    Exhibit I- Information Concerning Executive Officers and Directors of Scout Capital Corp. (filed as an exhibit to the Original Filing, and incorporated herein by reference).

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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

                                       SCOUT CAPITAL CORP.

                                       By: /s/ David L. Tonken
                                           -----------------------------------
                                       Name: David L. Tonken
                                       Title: Chief Executive Officer

Date: January 8, 2002

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                                   SCHEDULE A

                      SCOUT TRANSACTIONS IN THE COMMON STOCK
                               IN THE LAST 60 DAYS

                  TRADES EXECUTED ON THE TORONTO STOCK EXCHANGE:

--------------------------------------------------------
  DATE            NUMBER OF SHARES      PRICE (CDN. $)
--------------------------------------------------------
12/13/01          14,500                .58
--------------------------------------------------------
12/13/01          22,500                .59
--------------------------------------------------------
12/13/01          275,500               .60
--------------------------------------------------------
12/13/01          23,500                .62
--------------------------------------------------------
12/13/01          13,000                .63
--------------------------------------------------------
12/14/01          5,000                 .59
--------------------------------------------------------
12/14/01          57,500                .58
--------------------------------------------------------
12/14/01          45,000                .60
--------------------------------------------------------
12/14/01          65,000                .59
--------------------------------------------------------
12/17/01          150,000               .60
--------------------------------------------------------
12/17/01          25,000                .59
--------------------------------------------------------
12/17/01          697,000               .59
--------------------------------------------------------
12/18/01          4,000                 .58
--------------------------------------------------------
12/19/01          18,500                .55
--------------------------------------------------------
12/19/01          10,500                .54
--------------------------------------------------------
12/19/01          6,000                 .54
--------------------------------------------------------
12/20/01          50,000                .54
--------------------------------------------------------
12/20/01          28,000                .52
--------------------------------------------------------
12/20/01          12,000                .53
--------------------------------------------------------
12/21/01          2,000                 .52
--------------------------------------------------------
12/21/01          98,000                .55
--------------------------------------------------------
12/21/01          141,500               .57
--------------------------------------------------------
12/31/01          21,000                .59
--------------------------------------------------------
12/31/01          9,000                 .58
--------------------------------------------------------

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--------------------------------------------------------
12/31/01          14,000                .57
--------------------------------------------------------
12/31/01          11,000                .56
--------------------------------------------------------
1/7/02            8,500                 .57
--------------------------------------------------------
1/8/02            19,500                .57
--------------------------------------------------------

                  TRADES EXECUTED ON THE NASDAQ STOCK MARKET:

--------------------------------------------------------
  DATE            NUMBER OF SHARES      PRICE (US $)
--------------------------------------------------------
12/14/01          5,207                 .38
--------------------------------------------------------
12/18/01          1,500                 .37
--------------------------------------------------------
12/18/01          32,800                .38
--------------------------------------------------------
12/21/01          100,000               .34
--------------------------------------------------------
12/21/01          54,210                .34
--------------------------------------------------------
12/21/01          74,600                .35
--------------------------------------------------------